UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For July 12, 2016

Commission File Number 001-36723

Amec Foster Wheeler plc
(formerly AMEC plc)
(Name of Registrant)

Amec Foster Wheeler plc
Old Change House
128 Queen Victoria Street
London EC4V 4BJ
United Kingdom
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                   .

Two North Sea contract wins

Amec Foster Wheeler announces today the award of two long-term major services contracts as part of Repsol Sinopec Resources UK's long-term transformation and long-term commitment to the North Sea. The contracts are both for an initial three-year term with up to two one year extensions.

The new contracts are for the provision of maintenance and construction labour and engineering support services, covering its offshore operated assets and the terminal at Flotta.  In each category, contracts have been awarded to at least two providers to ensure best practice and to incentivise and reward performance and innovation.

The first contract is a new, simplified labour supply contract, replacing the previous maintenance services model.  Amec Foster Wheeler's scope covers seven offshore assets: Arbroath; Bleo Holm; Buchan; Clyde; Claymore; Montrose; Tartan.

The second contract is for a tier 1 engineering services support, covering brownfield modifications and repair orders on a call-off basis, reflecting Repsol Sinopec's asset-based structure and allowing assets to align engineering scopes with suppliers whose core competence makes them best placed to execute them efficiently.

Alan Johnstone, Amec Foster Wheeler's Managing Director for Upstream Asset Solutions, said:
"These new operations and maintenance contracts are all about efficient delivery, offering innovative solutions, and being accountable for what we do. I am delighted that we have been chosen as part of the supply chain to support Repsol Sinopec in its continued transformation, and I look forward to seeing us deliver long-term value to them."

Enquiries to:
Amec Foster Wheeler plc Achilleas Georgiou (media) Rupert Green (investors)	+ 44 (0)20 7429 7500

Notes to editors:

Amec Foster Wheeler (www.amecfw.com) designs, delivers and maintains strategic and complex assets for its customers across the global energy and related sectors.

Employing around 40,000 people in more than 55 countries and with 2015 revenues of £5.5 billion, the company operates across the oil and gas industry - from production through to refining, processing and distribution of derivative products - and in the mining, clean energy, power generation, pharma, environment and infrastructure markets.

Amec Foster Wheeler offers full life-cycle services to offshore and onshore oil and gas projects (conventional and unconventional, upstream, midstream and downstream) for greenfield, brownfield and asset support projects, plus leading refining technology.

Amec Foster Wheeler shares are publicly traded on the London Stock Exchange and its American Depositary Shares are traded on the New York Stock Exchange. Both trade under the ticker AMFW.

Forward-Looking Statements
This announcement contains statements which constitute "forward-looking statements". Forward-looking statements include any statements related to the timing, results and success of contracts, and are generally identified by words such as "believe," "expect," "anticipate," "intend," "estimate," "will," "may," "continue," "should" and other similar expressions. Forward-looking statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Amec Foster Wheeler, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking statements. Amec Foster Wheeler does not undertake to update any of the forward-looking statements after this date to conform such statements to actual results, to reflect the occurrence of anticipated results or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 12 July 2016
Amec Foster Wheeler plc (Registrant)

	By:	/s/ Alison Yapp

Name: Alison Yapp
Title: General Counsel & Company Secretary